VIA EDGAR
July 22, 2010
Mr. H. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4628
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Endeavour International Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010

Schedule 14A
Filed April 20, 2010

Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 7, 2010
File No. 001-32212
Dear Mr. Schwall:
Enclosed please find the responses of Endeavour International Corporation to the comments received on July 8, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K (the “2009 Form 10-K”), Proxy Statement on Schedule 14A, Quarterly Report on Form 10-Q and Response Letter dated June 18, 2010.
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
Form 10-K for the Fiscal Year Ended December 31, 2009
General
1. We note your response to our comments and your commitment to make the revisions to your disclosure. Please amend your Form 10-K to include the proposed revisions.
Response:
We will revise the disclosure in our 2009 Form 10-K accordingly.

On the Quest for Energy
Endeavour International Corporation 1000 Main Street, Suite 3300, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

July 22, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39
Results of Operations, page 40
2. We read your response to prior comment 7, in which you stated that the table on page 42 presents final product sold by geographic area for the periods presented. However it appears that the information you are referring to is the “sales volume” information by product sold. The requirements of Item 1204(a) of Regulation S-K specify that you present “production” information by final product sold, of oil, gas and other products. We further not that, in footnote 1 to your tabular presentation, you advise your readers, “Actual production may differ based on the timing of tank liftings.” Accordingly, please expand your disclosure to also present production information by final product sold.
Response:
For our offshore oil production, physical production from the field is not available for sale by a lease owner until a lifting is scheduled. We record production and sales for offshore oil fields based on when risk of loss has transferred, i.e. when a tanker lifting has occurred. Our onshore oil production and our natural gas production are not affected by tanker liftings. The only production affected by tanker liftings is our oil production in the U.K. and in our discontinued operations, which were sold in May 2009. We have included the physical production on an estimated entitlements basis as further information to explain period to period variances and as an indication of the current performance of the fields. The “sales volume” information is used consistently throughout our 2009 Form 10-K to represent our production for the applicable periods. This presentation is consistent with industry practice. We believe we have appropriately complied with Item 1204(a) of Regulation S-K, Instruction 2. We will revise our 2009 Form 10-K within the notes to the results of operation table in Item 7. Management’s Discussion and Analysis to clarify the difference as follows:
(1)	We record oil revenues on the sales method, i.e. when delivery has occurred. We use the entitlements method to account for sales of gas production.

(2)	Physical production may differ from sales volumes based on the timing of tanker liftings for our international oil sales.
Liquidity and Financial Resources, page 52
3. We read your response to prior comment 8, and noted your definition of probable reserves. We further noted your proposed revised disclosure which highlights that reserve determinations may be different for your lenders’ covenant calculations.

On the Quest for Energy
Endeavour International Corporation 1001 Fannin Street, Suite 1600, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

July 22, 2010

However, your proposed disclosure does not more fully explain to your readers what “probable” reserves are, and why you exclude them from your disclosed and reported “proved” reserves, but include them in your financial covenant calculations. Accordingly we reissue prior comment 8.
Response:
The lenders under our bank facilities have the right to independently determine the value of our oil and gas assets using methods other than those accepted by the Commission. In addition, while our credit facilities allow the inclusion of probable reserves in the financial covenant calculations, such probable reserves can only be included, at the reduced percentage allowed by the lenders, if the property has been included as a borrowing base asset and the probable reserves meet the requirements specified by the lenders. Given the complexity of the reserve values included in our covenant calculations, we propose to clarify the discussion of debt covenants. We will revise our 2009 Form 10-K to exclude the references to probable reserves in debt covenant discussions as follows:
The Junior Facility contains customary covenants, similar to those in our senior bank facility, which limit our ability to incur indebtedness, create certain liens; dispose of our assets and, make dividend payments or other distributions with respect to equity securities. The Junior Facility also includes mandatory prepayment terms for the amount of net proceeds received upon a capital raise of more than $50 million or the sale of an asset. The Junior Facility also contains a covenant to maintain a minimum fair market value of reserves, as calculated by the lenders under our Junior Facility using methods other than those accepted by the SEC, to consolidated secured debt ratio of 2:1.
Critical Accounting Policies and Estimates, page 55
Dismantlement, Restoration and Environmental Costs, page 59
4. We read your response to prior comment 9, and noted your proposed disclosure revision to address the existence and amount of your asset retirement obligation. However, we are unable to concur with your response that your existing critical accounting policy disclosure, which appears to be more of a significant accounting policy disclosure, addresses all material estimates and assumptions you applied in establishing your asset retirement obligation. Accordingly, we reissue this portion of prior comment 9.
Response:
We will revise our 2009 Form 10-K to include the following additional disclosure in “Critical Accounting Policies and Estimates” within Item 7. Management’s Discussion and Analysis:

On the Quest for Energy
Endeavour International Corporation 1001 Fannin Street, Suite 1600, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

July 22, 2010

Estimating future asset retirement obligations requires us to make estimates and judgments regarding timing, amount and existence of a liability, as well as what constitutes adequate restoration. We use the present value of estimated cash flows related to our asset retirement obligations to determine the fair value. Our liability is determined using significant assumptions, including current estimates of plugging and abandonment costs, inflation factors, the productive lives of wells and our risk-adjusted interest rate. In addition, there are other external factors which could significantly affect the ultimate settlement costs for these obligations including changes in environmental regulations and other statutory requirements, fluctuations in industry costs and advances in technology.
Statement of Cash Flows, page 66
5. We note your response to prior comment number 11. Please clarify whether you had any cash balances held in foreign currencies as of December 31, 2009 and/or 2008. If so, explain how your reporting complies with FASB ASC Topic 830-230-45-1, which requires you to report the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period.
Response:
As stated in Note 2 to our 2009 Form 10-K, the U.S. dollar is the functional and reporting currency for all our operations as a majority of our revenue, expense and financing transactions are denominated in U.S. dollars. The financial position and results of operations of each subsidiary are maintained in U.S. dollars with any foreign currency impacts reflected in the income statement. Nearly all of our unrealized foreign currency impacts relate to non-cash accounts, primarily asset retirement obligation and deferred income taxes. Realized foreign currency impacts are related primarily to settlements of accounts receivables and payables. There are no foreign currency impacts included in accumulated other comprehensive income. We believe our statement of cash flows is in accordance with FASB ASC Topic 830.
We propose to file an Amended 2009 Form 10-K once you have had a chance to review this letter and we have resolved your comments to your satisfaction. We would be happy to supply via e-mail or fax a marked copy of the proposed Amended 2009 Form 10-K to assist in your review in the interim. If you would like a copy of the proposed Amended

On the Quest for Energy
Endeavour International Corporation 1001 Fannin Street, Suite 1600, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com

July 22, 2010

2009 Form 10-K or have any questions, please contact the undersigned at (713) 307-8700.
Sincerely,
/s/ Robert L. Thompson
Robert L. Thompson
Senior Vice President, Chief Accounting Officer

Cc:	S. Griffith Aldrich, Vinson & Elkins L.L.P. Allen Kekish, KPMG LLP

On the Quest for Energy
Endeavour International Corporation 1001 Fannin Street, Suite 1600, Houston, Texas 77002 713-307-8700 www.endeavourcorp.com